MAILANDER LAW OFFICE, INC.

4811 49th Street

San Diego, California 92115

(619) 239-9034 office

tmailander@gmail.com internet

July 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Ms. Laura Crotty, Mr. Joe McCann

100 F Street, N.E.

Washington, D. C. 20549-7010

Re:        Marijuana Co of America, Inc.

Registration Statement on Form S-1 Filed July 2, 2020

File No. 333-239680

Your Correspondence dated July 16, 2020

Dear Ms. Crotty and Mr. McCann:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated July 2, 2020. The specific comments below are numbered to correspond to your comment letter concerning the Company’s Form S-1 filed July 2, 2020.

Form S-1 filed July 2, 2020

General

1. We note that you are seeking to register the resale of 2,005,000,000 shares of common stock to be sold to White Lion Capital, LLC under an equity line financing arrangement. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of the offering relative to the number of outstanding shares held by non-affiliates of the issuer, it appears that this may be a primary rather than a secondary offering. Because you do not appear to be eligible to conduct a primary at-the-market offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please provide a detailed analysis as to why you believe you may rely on 415(a)(1)(i) for this transaction. Please refer to Securities Act Section Compliance and Disclosure Interpretation 139.21 and Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on our website.

Response:       The Company reviewed Rule 415 and CD&I 139.21 in conjunction with its July 2, 2020 Form S-1. The Company determined, after comparing the size of its proposed registration to the number of issued and outstanding shares held by non-affiliates, that it was not eligible to conduct a primary at the market offering, or rely upon 415(a)(1)(i). On July 22, 2020, the Company filed an amendment to its S-1 reducing the number of registerable shares to 122,012,847 shares of common stock to be sold to White Lion Capital, LLC (“White Lion”) under the investment agreement dated June 17, 2020. The number of registerable shares was determined by calculating 33% of the 406,209,725 shares in the public float as of June 17, 2020.

U.S. Securities and Exchange Commission

July 23, 2020

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jesus M. Quintero

Jesus M. Quintero

Chief Executive Officer